Exhibit 99.2

JBS ENDS 1Q25 WITH EBITDA OF R$8.9 BILLION AND R$2.9 BILLION IN NET PROFIT São Paulo, May 13, 2025 – JBS S.A - (B3: JBSS3; OTCQX: JBSAY), announces today its 1Q25 results. The comments made herein are in Brazilian Reais, in accordance with international accounting standards (IFRS), unless otherwise specified. Earnings Release 1Q25 HIGHLIGHTS Contatos de RI Guilherme Cavalcanti JBS (JBSS3) Valor de mercado Base acionária: Christiane Assis Preço em 26.03.2024 em 26.03.2024 ações Pedro Bueno Felipe Brindo R$22,42 R$49,7 Bilhões 2.218.116.370 Vitor Figueira Amanda Harumi ri_ir@jbs.com.br JBS (JBSS3) Price on 05.13.2025 R$40.85 Market Capitalization on 05.13.2025 R$90.6Billion Total Shares: 2,218,116,370 IR Contact Guilherme Cavalcanti Christiane Assis Pedro Bueno Felipe Brindo Vitor Figueira Amanda Harumi ri_ir@jbs.com.br Net Sales: R$114.1 bn (+28.0% y/y) Adjusted EBITDA: R$8.9 bn (+38.9% y/y) Adjusted EBITDA Margin: 7.8% (+0.6 p.p. y/y) Net profit: R$2.9 bn (+77.6% y/y) OPERATIONAL AND FINANCIAL HIGHLIGHTS IN IFRS PPC Net Sales: R$26.1 bn (+21% y/y) Adjusted EBITDA: R$3.9 bn (+56% y/y) Margem EBITDA: 14.8% (+3.3 p.p. y/y) SEARA Net Sales: R$12.6 bn (+22% y/y) Adjusted EBITDA: R$2.5 bn (+109% y/y) Margem EBITDA: 19.8% (+8.2 p.p. y/y) JBS BRASIL Net Sales: R$18.5 bn (+30% y/y) Adjusted EBITDA: R$766.1 mn (+19% y/y) EBITDA Margin: 4.1% ( - 0.4 p.p. y/y) JBS BEEF NORTH AMERICA Net Sales: R$37.5 bn (+36% y/y) Adjusted EBITDA: - R$587.2 mn EBITDA Margin: - 1.6% ( - 1.4 p.p. y/y) JBS AUSTRALIA Net Sales: R$9.5 bn (+32% y/y) Adjusted EBITDA: R$937.2 mn (+53% y/y) EBITDA Margin: 9.9% (+1.3 p.p. y/y) JBS USA PORK Net Sales: R$11.7 bn (+24% y/y) Adjusted EBITDA: R$1.4 bn ( - 7% y/y) EBITDA Margin: 12.4% ( - 4.0 p.p. y/y) • JBS starts 2025 with one of its best results for a first quarter . In yet another demonstration of the strength of its diversified global platform, net revenue grew 28% , EBITDA margin was 7 . 8 % and net profit grew 78% . The poultry and pork businesses in Brazil and the United States were the highlights of the first quarter, with Seara and Pilgrim’s recording their best EBITDA margins in history for the period of 19 . 8 % and 14 . 8% , respectively . • In continuity with its intention to promote the dual listing of JBS shares in Brazil and the US, the Board of Directors unanimously approved the transaction, which must be approved by minority shareholders at an extraordinary meeting scheduled for May 23 . • In April, JBS’ shareholders approved the payment of dividends in the amount of R $ 4 . 4 billion (US $ 789 million), equivalent to R $ 2 per share (US $ 0 . 36 ), to be paid on May 14 . The Company will also pay the amount of R $ 2 . 2 billion (US $ 394 * million), R $ 1 per share (US $ 0 . 17 *), if the dual listing transaction is approved by minority shareholders at the extraordinary meeting . • JBS achieved leverage of 1 . 99 x in dollars at the end of 1 Q 25 and reduced in US $ 1 . 1 billion its net debt year - over - year . In January 2025 , the Company issued US $ 1 . 75 billion in bonds and, in March, Seara issued approximately R $ 800 million in “CRAs” with the 30 - year series being the longest maturity ever issued in the Brazilian capital markets . Finally, in May, the Company repurchased US$850 million of Bonds due 2030. CONSOLIDATED *FX = 5.62 in 04/29/25

MESSAGE FROM THE CEO 2 Gilberto Tomazoni, Global CEO JBS JBS begins 2025 with one of the strongest first - quarter results in its history . In yet another demonstration of the strength of our diversified global platform, net sales rose 28 % and net profit jumped 77 . 6% , with an EBITDA margin of 7 . 8% — a remarkable performance in what is typically a softer quarter for the global protein industry . Quarter after quarter, our results continue to validate the strategic decisions we've made in building and managing our platform . We also advanced our goal of a dual listing of JBS shares in both Brazil and the United States, following the completion of our registration with the U . S . Securities and Exchange Commission (SEC) . Once approved by our minority shareholders, this step will mark a new chapter in the company’s journey . We believe this dual listing will enhance our international visibility, attract new investors, and further strengthen our position as a global leader in food . Our poultry and pork businesses in Brazil and the United States were the standout performers this quarter . Seara and Pilgrim’s delivered record first quarter EBITDA margins of 19 . 8 % and 14 . 8% , respectively . Seara’s performance reflects a disciplined focus on operational excellence and positioning across domestic and international markets, capturing value through product mix optimization and a strong focus on innovation . With the launch of new categories in Brazil — such as the Airfryer - ready product line and a co - branded partnership with Netflix — the business continues to strengthen its portfolio of high value - added offerings . Pilgrim’s results were driven by solid demand, disciplined portfolio management, and stable grain costs . JBS USA Pork also delivered strong performance, supported by higher sales volumes and a favorable supply - demand dynamic, achieving an EBITDA margin of 12 . 4% . Our strategy of geographic and protein diversification continues to yield positive results, even amid ongoing margin pressure for JBS Beef North America . The beef businesses in Brazil and Australia are benefiting from the respective cattle cycles in both countries . At Friboi, the focus remains on operational excellence, expanding the value - added portfolio, and increasing market access . In Australia, where the cycle is expected to remain favorable in the coming quarters, results reflect operational improvements and export growth . Despite being a quarter that typically sees higher cash consumption, the company’s leverage ratio stood at 1 . 99 x in U . S . dollars — well below the 3 . 66 x reported in the same period last year — underscoring our financial strength . Net sales for the quarter reached US $ 19 . 5 billion, with adjusted EBITDA of US $ 1 . 5 billion . We remain confident in our long - term strategy : operational excellence, growth through diversification, innovation, value - added products, and strong brands . The strength of our global platform — combined with disciplined capital allocation, market diversification, and our capacity to innovate — supports value creation for all our stakeholders, including our team members, customers, investors, producer partners, and consumers . Our first quarter results reaffirm our conviction that we are on the right path – delivering consistent growth, expanding margins, and preparing JBS for a new cycle of opportunities .

2,924 0.74 1,646 1.32 1Q24 1Q25 6,429 8,929 ADJUSTED EBITDA R$8.9Bn 7.2% 7.8% 1Q24 1Q25 - 48,5% 1Q24 1Q25 - 3,097 - 5,362 1Q24 1Q25 NET RESULTS R$2.9Bn Earnings per share were R$1.32 CONSOLIDATED HIGHLIGHTS 114,127 89,147 NET REVENUE R$114.1Bn FREE CASH FLOW - R$5.4Bn 3

1Q25 CONSOLIDATED HIGHLIGHTS

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
R$ Million	R$	% NR	R$	% NR	1Q25 vs 4Q24	R$	% NR	1Q25 vs 1Q24	R$	% NR
Net Revenue	**114,127.5**	***100.0%***	**116,700.7**	***100.0%***	**-2.2%**	**89,147.1**	***100.0%***	**28.0%**	**441,932.3**	***100.0%***
Cost of Goods Sold	(98,787.7)	*-86.6%*	(99,308.9)	*-85.1%*	-0.5%	(77,466.5)	*-86.9%*	27.5%	(375,500.2)	*-85.0%*
Gross Profit	**15,339.8**	***13.4%***	**17,391.8**	***14.9%***	**-11.8%**	**11,680.6**	***13.1%***	**31.3%**	**66,432.1**	***15.0%***
Selling Expenses	(6,941.2)	*-6.1%*	(7,241.1)	*-6.2%*	-4.1%	(5,473.6)	*-6.1%*	26.8%	(27,584.1)	*-6.2%*
General and Adm. Expenses	(3,252.2)	*-2.8%*	(4,177.3)	*-3.6%*	-22.1%	(2,619.9)	*-2.9%*	24.1%	(12,937.5)	*-2.9%*
Net Financial Income (expense)	(1,119.5)	*-1.0%*	(2,105.2)	*-1.8%*	-46.8%	(1,727.3)	*-1.9%*	-35.2%	(8,355.4)	*-1.9%*
Equity in earnings of subsidiaries	16.0	*0.0%*	18.6	*0.0%*	-13.8%	(32.4)	*0.0%*	-	68.7	*0.0%*
Other Income (expense)	14.0	*0.0%*	(327.0)	*-0.3%*	-	(6.4)	*0.0%*	-	(567.4)	*-0.1%*
Profit (loss) before taxes	**4,056.8**	***3.6%***	**3,559.8**	***3.1%***	**14.0%**	**1,821.0**	***2.0%***	**122.8%**	**17,056.5**	***3.9%***
Income and social contribution taxes	(805.2)	*-0.7%*	(881.6)	*-0.8%*	-8.7%	(13.8)	*0.0%*	-	(4,908.0)	*-1.1%*
Minority interest	(327.9)	*-0.3%*	(266.0)	*-0.2%*	23.3%	(161.1)	*-0.2%*	103.5%	(1,254.9)	*-0.3%*
Net Income (Loss)	**2,923.7**	***2.6%***	**2,412.2**	***2.1%***	**21.2%**	**1,646.0**	***1.8%***	**77.6%**	**10,893.6**	***2.5%***
Adjusted EBITDA	**8,929.2**	***7.8%***	**10,789.0**	***9.2%***	**-17.2%**	**6,428.8**	***7.2%***	**38.9%**	**41,540.3**	***9.4%***
Earnings per Share	**1.32**		**1.09**		**21.2%**	**0.74**		**77.6%**	**4.91**	

NET REVENUE

In 1Q25, JBS recorded a consolidated net revenue of R$114.1 billion, which represents an increase of 28% compared to 1Q24.

During the period, around 76% of JBS' global sales were in the domestic markets in which the Company operates and 24% through exports.

ADJUSTED EBITDA

In 1Q25, JBS' adjusted EBITDA reached R$8.9 billion, an annual growth of 39%, while the EBITDA margin reached 7.8%, an increase of 60 basis points compared to the previous year. This growth demonstrates the strength of the Company's global platform, whose results more than offset a still challenging scenario for JBS Beef North America.

R$ Million	1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net income for the period (including non-controlling interest)	**3,251.6**	**2,678.1**	**21.4%**	**1,807.1**	**79.9%**	**12,148.5**
Financial income (expense), net	1,119.5	2,105.2	-46.8%	1,727.3	-35.2%	8,355.4
Current and deferred income taxes	805.2	881.6	-8.7%	13.8	-	4,908.0
Depreciation and amortization	3,130.7	3,248.1	-3.6%	2,696.9	16.1%	12,239.0
Equity in subsidiaries	(16.0)	(18.6)	-13.8%	32.4	-	(68.7)
(=) EBITDA	**8,291.1**	**8,894.5**	**-6.8%**	**6,277.6**	**32.1%**	**37,582.2**
Other income / expenses	37.6	87.4	-57.0%	5.5	-	210.7
Reestructuring	99.4	73.4	35.4%	74.1	34.1%	537.9
Asset Impairment	33.1	0.0	-	0.0	-	33.1
Antitrust Agreements	464.9	1,009.4	-53.9%	23.2	-	1,872.5
Donations and social projects	3.1	25.1	-87.7%	48.5	-93.7%	73.1
Rio Grande do Sul Insurance Claims	0.0	0.0	-	0.0	-	105.1
Tax payments and installments	0.0	0.0	-	0.0	-	426.6
Litígio extemporâneo	0.0	356.5	-	0.0	-	356.5
Estorno de créditos tributários	0.0	342.7	-	0.0	-	342.7
(=) Adjusted EBITDA	**8,929.2**	**10,789.0**	**-17.2%**	**6,428.8**	**38.9%**	**41,540.3**

4

1Q25 CONSOLIDATED HIGHLIGHTS

NET FINANCIAL RESULT

Net debt financial expense was R$1.5 billion in 1Q25, corresponding to US$260 million.

R$ Million	1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Exchange rate variation	303.0	313.9	-3.5%	385.8	-21.5%	629.6
Fair value adjustments on derivatives	118.2	(869.9)	-	(376.9)	-	(2,182.3)
Interest expense[1]	(2,424.0)	(2,313.9)	4.8%	(2,078.8)	16.6%	(9,206.4)
Interest income[1]	956.1	843.3	13.4%	447.4	113.7%	2,974.7
Taxes, contribution, fees and others	(72.9)	(78.6)	-7.3%	(104.8)	-30.5%	(571.1)
Finance income (expense)	**(1,119.5)**	**(2,105.2)**	**-46.8%**	**(1,727.3)**	**-35.2%**	**(8,355.4)**
Interest expenses from loans and financings	(1,842.3)	(1,685.8)	9.3%	(1,489.4)	23.7%	(6,558.1)
Interest income from investments	321.1	272.1	18.0%	137.6	133.4%	1,185.8
Net debt financial expense[1]	**(1,521.2)**	**(1,413.7)**	**7.6%**	**(1,351.8)**	**12.5%**	**(5,372.3)**

[1]Includes interest expenses on loans and financing included under the passive interest item, and interest on financial investments included under the financial interest item.

NET RESULTS

JBS reported net profit of R$2.9 billion in 1Q25. Excluding the non-recurring items described on the previous page, adjusted net profit would have been R$3.3 billion in the quarter.

CASH FLOW FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In 1Q25, operating cash flow was negative by R$1.7 billion (US$285 million), while free cash flow, after adding property, plant and equipment, interest paid and received and leasing, was negative by R$5.4 billion (US$917 million). The main impacts were the increase in tax payments, which totaled R$1.4 billion (US$234 million), driven by strong results, particularly from Seara, PPC, US Pork, and Australia, and the increase in working capital, among others.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

In 1Q25, the total value of cash flow from JBS' investment activities was R$1.4 billion, with the main investment being the purchase of property, plant and equipment (CAPEX).

JBS 5

NET DEBT BRIDGE INDEBTEDNESS (US$ million) CONSOLIDATED HIGHLIGHTS Net Debt for the quarter ended at US $ 14 . 8 billion, an increase of US $ 1 . 2 billion compared to 4 Q 24 , as a result of the cash consumption characteristic of the period . The main variations in cash consumption were : (i) US $ 1 . 3 billion in working capital ; (ii) US $ 380 million in dividend payments ; (iii) interest payments in the amount of US $ 302 million ; (iv) Capex in the amount of US $ 265 million ; (v) US $ 234 million in tax payments ; (vi) US $ 191 million in biological assets ; and (vii) US $ 98 million in leasing . JBS ended the quarter with R $ 29 . 7 billion in cash and US $ 3 . 4 billion available in revolving credit lines, without collateral, of which US $ 2 . 9 billion at JBS USA and US $ 500 million at JBS Brazil, equivalent to R $ 19 . 4 billion at the closing exchange rate for the period . Thus, the Company's total availability was R $ 49 . 1 billion . This availability is enough to honor all our debts until 2032 . In 1Q25, net debt was US$14.8 billion (R$85 billion), a reduction of approximately US$1.1 billion when compared to the previous year. In the quarter, leverage in dollars ended at 1.99x. Leverage 2.04x 2.15x 3.70x 1.99x 1.89x 3.66x US$ Million R$ Million ∆ % 1Q24 ∆ % 4Q24 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 3.1% 19,333.0 3.1% 19,326.8 19,925.4 18.5% 96,591.6 - 4.4% 114,415.4 119,677.3 Gross Debt 4.1% 763.4 - 61.9% 2,084.2 794.9 19.7% 3,814.3 - 64.6% 4,564.7 12,906.1 (+) Short Term Debt 4% 11% 4% 4% 4% 11% % of the Gross Debt 3.0% 18,569.6 10.9% 17,242.6 19,130.4 18.4% 92,777.3 2.9% 109,850.7 106,771.2 (+) Long Term Debt 96% 89% 96% 96% 96% 89% % of the Gross Debt 49.2% 3,467.1 - 10.0% 5,750.2 5,173.0 71.5% 17,322.5 - 16.6% 29,704.7 35,607.1 ( - ) Cash and Equivalents - 7.0% 15,865.9 8.7% 13,576.6 14,752.3 6.9% 79,269.1 0.8% 84,710.7 84,070.2 Net Debt 13,577 1,273 191 302 265 98 234 - 185 380 140 5 14,752 Net debt 4Q24 Adjusted EBITDA Working Capital Biological Interest Paid Assets and Received CAPEX Lease Payments Taxes Exchange Rate Dividends Variaton +Margin Cash +Derivatives Non recurring Other* Net debt 1Q25 1,99x 1,89x (1,528) *Considering acquisitions, non - cash items and Others. 6

1Q25 CONSOLIDATED HIGHLIGHTS

PROFORMA INDEBTEDNESS

Proforma Debt Amortization Schedule (US$ Million)[1]

Average Term Proforma
11.5 years

Average Proforma Cost
5.4% y.y.



8,551
500
2,878
5,173
850
789
6,912
500
2,878
3,534
795
17
1,013
988
641
529
1,412
2,911
2,602
2,288
1,106
689
2,415
880
790
Cash and equivalents
Payment in May/25
Cash and equivalents
Short term
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036 to 2051
2052
2053
2055
Cash and equivalents
Revolving credit lines USD 2.9 billion in the US + USD 500 million in Brazil
Debt buyback in May/25
Dividend Payment Approved at the AGEM

CURRENCY & COST BREAKDOWN PROFORMA



USD²
89.4%
5.2% p.a.
BRL
10.6%
7.6% p.a.

SOURCE BREAKDOWN PROFORMA



Bonds
88%
Banks
4%
CRA
8%

[1] Includes funds available in cash and revolving guaranteed credit lines from JBS USA and JBS Brazil
[2] Includes debts in other currencies, such as Euros and Canadian Dollars

7

BUSINESS UNITS 1Q25

BUSINESS UNITS – IFRS US$

Million		1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net Revenue							
Seara	R$	12,568.9	13,292.1	-5.4%	10,317.5	21.8%	49,622.3
JBS Brazil	R$	18,527.7	20,334.0	-8.9%	14,234.3	30.2%	72,466.5
JBS Beef North America	R$	37,532.7	37,391.6	0.4%	27,643.0	35.8%	141,193.1
JBS Australia	R$	9,477.4	10,314.9	-8.1%	7,163.8	32.3%	38,305.4
JBS USA Pork	R$	11,699.2	11,690.3	0.1%	9,461.9	23.6%	45,994.6
Pilgrim's Pride	R$	26,064.2	25,521.9	2.1%	21,585.6	20.7%	100,757.5
Others	R$	691.8	664.2	4.2%	815.5	-15.2%	2,700.8
Eliminations	R$	-2,434.5	-2,508.2	-2.9%	-2,074.5	17.3%	-9,107.8
Total	**R$**	**114,127.5**	**116,700.7**	**-2.2%**	**89,147.1**	**28.0%**	**441,932.3**
Adjusted EBITDA							
Seara	R$	2,488.1	2,627.1	-5.3%	1,192.0	108.7%	9,692.5
JBS Brazil	R$	766.1	1,350.4	-43.3%	643.3	19.1%	5,391.5
JBS Beef North America	R$	-587.2	647.1	-	-48.6	-	861.8
JBS Australia	R$	937.2	819.0	14.4%	614.0	52.6%	3,900.9
JBS USA Pork	R$	1,445.4	1,583.1	-8.7%	1,551.7	-6.9%	5,650.0
Pilgrim's Pride	R$	3,858.7	3,763.2	2.5%	2,479.7	55.6%	16,008.2
Others	R$	20.9	-0.9	-	0.1	-	38.7
Eliminations	R$	0.0	0.0	-	-3.4	-	-3.4
Total	**R$**	**8,929.2**	**10,789.0**	**-17.2%**	**6,428.8**	**38.9%**	**41,540.3**
Adjusted EBITDA Margin							
Seara	%	19.8%	19.8%	0.0 p.p.	11.6%	8.2 p.p.	19.5%
JBS Brazil	%	4.1%	6.6%	-2.5 p.p.	4.5%	-0.4 p.p.	7.4%
JBS Beef North America	%	-1.6%	1.7%	-3.3 p.p.	-0.2%	-1.4 p.p.	0.6%
JBS Australia	%	9.9%	7.9%	1.9 p.p.	8.6%	1.3 p.p.	10.2%
JBS USA Pork	%	12.4%	13.5%	-1.2 p.p.	16.4%	-4.0 p.p.	12.3%
Pilgrim's Pride	%	14.8%	14.7%	0.1 p.p.	11.5%	3.3 p.p.	15.9%
Others	%	3.0%	-0.1%	3.2 p.p.	0.0%	3.0 p.p.	1.4%
Total	**%**	**7.8%**	**9.2%**	**-1.4 p.p.**	**7.2%**	**0.6 p.p.**	**9.4%**

BUSINESS UNITS– USGAAP US$

Million		1Q25	4Q24	Δ%	1Q24	Δ%	LTM 1Q25
Net Revenue							
JBS Beef North America	US$	6.421,6	6.399,7	0,3%	5.581,1	15,1%	25.126,3
JBS Australia	US$	1.621,5	1.765,4	-8,2%	1.446,4	12,1%	6.823,2
JBS USA Pork	US$	2.001,7	2.000,8	0,0%	1.910,4	4,8%	8.206,9
Pilgrim's Pride	US$	4.463,0	4.372,1	2,1%	4.361,9	2,3%	17.979,4
Adjusted EBITDA							
JBS Beef North America	US$	-112,9	82,4	-	11,4	-	22,3
JBS Australia	US$	168,8	104,1	62,2%	132,2	27,7%	618,9
JBS USA Pork	US$	222,7	192,0	16,0%	155,6	43,1%	897,7
Pilgrim's Pride	US$	533,2	525,7	1,4%	371,9	43,4%	2.375,3
Adjusted EBITDA Margin							
JBS Beef North America	%	-1,8%	1,3%	-3,0 p.p.	0,2%	-2,0 p.p.	0,1%
JBS Australia	%	10,4%	5,9%	4,5 p.p.	9,1%	1,3 p.p.	9,1%
JBS USA Pork	%	11,1%	9,6%	1,5 p.p.	8,1%	3,0 p.p.	10,9%
Pilgrim's Pride	%	11,9%	12,0%	-0,1 p.p.	8,5%	3,4 p.p.	13,2%

JBS

8

BUSINESS UNITS 1Q25

SEARA

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**
Net Revenue	**12,568.9**	***100.0%***	**13,292.1**	***100.0%***	**-5.4%**	**10,317.5**	***100.0%***	**21.8%**	**49,622.3**	***100.0%***
Cost of Goods Sold	(8,894.2)	-71%	(9,377.8)	-71%	-5.2%	(8,130.9)	-79%	9.4%	(35,336.6)	-71%
Gross Profit	3,674.7	29%	3,914.3	29%	-6.1%	2,186.7	21%	68.1%	14,285.7	29%
Adjusted EBITDA	**2,488.1**	***19.8%***	**2,627.1**	***19.8%***	**-5.3%**	**1,192.0**	***11.6%***	**108.7%**	**9,692.5**	***19.5%***

In 1Q25, Seara reported net revenue of R$12.6 billion, a 22% increase year-over-year. This growth is explained by improved commercial dynamics in both the domestic and international markets. The strong increase of approximately 8 percentage points in the EBITDA margin in 1Q25, compared to the previous year, is a consequence of better commercial and operational execution, strong global demand for poultry and pork, and expansion of the value-added portfolio.

Sales in the domestic market, which accounted for 45% of the unit's revenue in 1Q25, totaled R$5.7 billion, 9% higher than in 1Q24, as a result of higher prices year-over-year. This increase is a consequence of the expansion of the value-added portfolio and a strategy to mitigate higher supply chain costs. Seara, aiming to increase consumer preference, continues to bring innovative solutions to the market. The success of the line of small pans, the partnership with Netflix for the snack line and the new line of Air Fryers are examples of this.

In the export market, net revenue in 1Q25 in dollars reached US$1.2 billion, representing an increase of 14% compared to 1Q24. This growth reflects both higher volumes sold and higher average prices in dollars, driven by strong demand.



JBS

9

BUSINESS UNITS 1Q25

JBS BRASIL

IFRS - R$ Million	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
	R$	% NR	R$	% NR	QoQ	R$	% NR	YoY	R$	% NR
Net Revenue	**18,527.7**	***100.0%***	**20,334.0**	***100.0%***	**-8.9%**	**14,234.3**	***100.0%***	**30.2%**	**72,466.5**	***100.0%***
Cost of Goods Sold	(15,787.7)	-85%	(17,121.5)	-84%	-7.8%	(12,189.2)	-86%	29.5%	(59,626.7)	-82%
Gross Profit	2,740.0	15%	3,212.5	16%	-14.7%	2,045.2	14%	34.0%	12,839.8	18%
Adjusted EBITDA	**766.1**	***4.1%***	**1,350.4**	***6.6%***	**-43.3%**	**643.3**	***4.5%***	**19.1%**	**5,391.5**	***7.4%***

In 1Q25, JBS Brasil reported net revenue of R$18.5 billion, 30% higher than in 1Q24. The significant growth in net revenue reflects both the growth in volumes sold and prices.

In the export market, net revenue from *in natura* beef grew 35% in 1Q25 compared to the same period last year, driven by the increase in volumes sold and higher average prices in dollars. In addition to solid international demand, geographic diversification proved to be essential in the export market, boosting sales to several strategic regions, especially the United States and Europe.

In the domestic market, net revenue from the *in natura* beef category was 24% higher than in 1Q25, driven by higher prices, which partially offset the sharp increase in the cost of cattle in the period.

Adjusted EBITDA totaled R$766 million, with an EBITDA margin of 4.1% in 1Q25. According to data published by CEPEA-ESALQ, the average price of live cattle during the quarter was approximately R$319/arroba, a significant increase of 33% compared to 1Q24. Thus, despite the improvement in net revenue, profitability was pressured by the sharp increase in cattle prices.

Friboi continues to evolve in understanding consumer needs on different consumption occasions. Thus, through the Friboi brand, it launched its new advertising campaign aiming for greater proximity to the consumer.

Friboi
Swift



Note: On March 1, 2020, through a corporate restructuring process, Swift stores were transferred to the direct subsidiary Seara Alimentos. Although the Swift stores are part of the corporate structure of Seara Alimentos, for the purposes of analysis and presentation of results, the Company's Management decided to allocate Swift's results to the JBS Brasil operating segment.

JBS
10

JBS BEEF NORTH AMERICA ¹The difference in JBS Beef North America's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different inventory accounting criteria: in IFRS, inventories are accounted for at average cost, while in US GAAP they are BUSINESS UNITS In IFRS and reais, net revenue in 1 Q 25 was R $ 37 . 5 billion, an increase of 36 % compared to 1 Q 24 , with a negative adjusted EBITDA of R $ 587 . 2 million and a negative EBITDA margin of 1 . 6% . These results include the impact of the 18 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 1 Q 24 to R $ 5 . 84 in 1 Q 25 . In USGAAP and US $ , net revenue was US $ 6 . 4 billion in 1 Q 25 , an increase of 15 % compared to 1 Q 24 , and negative adjusted EBITDA was US $ 112 . 9 million, with a negative margin of 1 . 8% . The growth in net revenue is a result of strong demand in the United States, combined with internal initiatives to take advantage of this consumption . On the other hand, beef margins in North America continued to be pressured by the cattle cycle . According to data released by the USDA, both cattle prices and wholesale (cutout) prices reached record levels in 1 Q 25 . However, the growth in cattle prices outpaced the growth in wholesale prices . Therefore, since cattle represent approximately 85 % of the cost of goods sold, profitability was pressured in the period . The Company maintains its strategic focus on excellence in operational and commercial execution, to preserve its profitability . Among the ongoing initiatives, the optimization of the product portfolio, the increase in yield per carcass and the maximization of plant efficiency stand out . These measures, implemented in a structured manner, are essential to mitigate the challenges imposed by this more challenging cycle that we are facing in 2025 . marked to market. Volume and price calculations do not consider the impact of acquisitions. 11 LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 100.0% 141,193.1 35.8% 100.0% 27,643.0 0.4% 100.0% 37,391.6 100.0% 37,532.7 Net Revenue - 96% (135,696.8) 38.6% - 96% (26,671.3) 4.0% - 95% (35,530.2) - 98% (36,959.8) Cost of Goods Sold 4% 5,496.2 - 41.1% 971.8 4% - 69.2% 5% 1,861.3 2% 572.8 Gross Profit 0.6% 861.8 - - 0.2% (48.6) - 1.7% 647.1 - 1.6% (587.2) Adjusted EBITDA LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 25,126.3 15.1% 100.0% 5,581.1 0.3% 100.0% 6,399.7 100.0% 6,421.6 Net Revenue - 99% (24,983.4) 17.6% - 99% (5,539.0) 3.5% - 98% (6,291.9) - 101% (6,511.3) Cost of Goods Sold 142.9 1% - 42.1 1% - 2% 107.8 - 1% (89.7) Gross Profit - 0.7% (164.5) - - 0.5% (30.5) - 0.4% 27.7 - 2.5% (158.4) Adjusted EBIT 0.1% 22.3 - 0.2% 11.4 - 1.3% 82.4 - 1.8% (112.9) Adjusted EBITDA

BUSINESS UNITS 1Q25

JBS AUSTRALIA

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
IFRS - R$ Million	**R$**	**% NR**	**R$**	**% NR**	**QoQ**	**R$**	**% NR**	**YoY**	**R$**	**% NR**
Net Revenue	**9,477.4**	***100.0%***	**10,314.9**	***100.0%***	**-8.1%**	**7,163.8**	***100.0%***	**32.3%**	**38,305.4**	***100.0%***
Cost of Goods Sold	(8,014.3)	-85%	(8,892.1)	-86%	-9.9%	(6,146.6)	-86%	30.4%	(32,183.5)	-84%
Gross Profit	1,463.1	15%	1,422.8	14%	2.8%	1,017.2	14%	43.8%	6,122.0	16%
Adjusted EBITDA	**937.2**	***9.9%***	**819.0**	***7.9%***	**14.4%**	**614.0**	***8.6%***	**52.6%**	**3,900.9**	***10.2%***

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
USGAAP[1] - US$ Million	**US$**	**% NR**	**US$**	**% NR**	**QoQ**	**US$**	**% NR**	**YoY**	**US$**	**% NR**
Net Revenue	**1,621.5**	***100.0%***	**1,765.4**	***100.0%***	**-8.2%**	**1,446.4**	***100.0%***	**12.1%**	**6,823.2**	***100.0%***
Cost of Goods Sold	(1,432.1)	-88%	(1,638.1)	-93%	-12.6%	(1,299.7)	-90%	10.2%	(6,104.5)	-89%
Gross Profit	189.4	12%	127.3	7%	48.8%	146.7	10%	29.2%	718.7	11%
Adjusted EBIT	**149.0**	***9.2%***	**81.6**	***4.6%***	**82.6%**	**111.3**	***7.7%***	**33.9%**	**532.8**	***7.8%***
Adjusted EBITDA	**168.8**	***10.4%***	**104.1**	***5.9%***	**62.2%**	**132.2**	***9.1%***	**27.7%**	**618.9**	***9.1%***

Considering the results in IFRS and reais, net revenue in 1Q25 was R$9.5 billion (+32% year-over-year) and adjusted EBITDA was R$937.2 million, with an EBITDA margin of 9.9% in the period. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 1Q24 to R$5.84 in 1Q25.

In USGAAP and US$, net revenue totaled US$1.6 billion in 1Q25, an increase of 12% compared to 1Q24, driven by the 6% increase in volume sold and 5% in average price. Adjusted EBITDA was US$168.8 million in 1Q25, with an EBITDA margin of 10.4%.

The strong growth in revenue from the beef business, compared to 1Q24, reflected the higher volume sold in the export market. Despite the increase in the cost of cattle, which according to MLA (Meat & Livestock Australia) increased by 7% compared to 1Q24, the growth in profitability reflected the operational efficiencies achieved through cost reduction initiatives and the increase in processed volume, driven by the greater availability of animals.

The aquaculture business reported a decline in net revenue in the quarter, due to lower sales prices, but this was partially offset by higher volumes sold in the export market.

Net revenue from the pork business grew 4% in 1Q25 compared to the same period last year, as a result of higher volumes sold. Additionally, the improvement in profitability is a result of operational efficiency gains.

Primo, the prepared foods unit, reported a decline in net revenue in the quarter compared to 1Q24 due to continued inflationary pressures that impacted consumer demand.


Primo
champagne
Chorizo


HUON
HUON

[1]The difference in JBS Australia's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria for biological assets, in IFRS they are marked to market, while in USGAAP they are at average cost. Volume and price calculations do not consider the impact of acquisitions.

12

BUSINESS UNITS 1Q25

JBS USA PORK

IFRS - R$ Million	1Q25 R$	1Q25 % NR	4Q24 R$	4Q24 % NR	Δ% QoQ	1Q24 R$	1Q24 % NR	Δ% YoY	LTM 1Q25 R$	LTM 1Q25 % NR
Net Revenue	**11,699.2**	***100.0%***	**11,690.3**	***100.0%***	**0.1%**	**9,461.9**	***100.0%***	**23.6%**	**45,994.6**	***100.0%***
Cost of Goods Sold	(9,549.1)	-82%	(9,452.4)	-81%	1.0%	(7,334.4)	-78%	30.2%	(37,862.7)	-82%
Gross Profit	2,150.1	18%	2,237.9	19%	-3.9%	2,127.6	22%	1.1%	8,131.9	18%
Adjusted EBITDA	**1,445.4**	***12.4%***	**1,583.1**	***13.5%***	**-8.7%**	**1,551.7**	***16.4%***	**-6.9%**	**5,650.0**	***12.3%***

USGAAP[1] - US$ Million	1Q25 US$	1Q25 % NR	4Q24 US$	4Q24 % NR	Δ% QoQ	1Q24 US$	1Q24 % NR	Δ% YoY	LTM 1Q25 US$	LTM 1Q25 % NR
Net Revenue	**2,001.7**	***100.0%***	**2,000.8**	***100.0%***	**0.0%**	**1,910.4**	***100.0%***	**4.8%**	**8,206.9**	***100.0%***
Cost of Goods Sold	(1,771.1)	-88%	(1,806.6)	-90%	-2.0%	(1,737.9)	-91%	1.9%	(7,290.7)	-89%
Gross Profit	230.6	12%	194.2	10%	18.7%	172.5	9%	33.7%	916.2	11%
Adjusted EBIT	**176.6**	***8.8%***	**139.1**	***7.0%***	**27.0%**	**110.1**	***5.8%***	**60.4%**	**705.3**	***8.6%***
Adjusted EBITDA	**222.7**	***11.1%***	**192.0**	***9.6%***	**16.0%**	**155.6**	***8.1%***	**43.1%**	**897.7**	***10.9%***

In IFRS and Brazilian reais, in 1Q25, net revenue was R$11.7 billion, an increase of 24% compared to 1Q24, and adjusted EBITDA was R$1.4 billion, with a margin of 12.4%. These results include the impact of the 18% depreciation of the average exchange rate, which went from R$4.95 in 1Q24 to R$5.84 in 1Q25.

In USGAAP and US$, net revenue was US$2 billion, an increase of 5% compared to 1Q25. Adjusted EBITDA totaled US$222.7 million in 1Q25, with a margin of 11.1%.

In the domestic market, net revenue increased 7% year-on-year in 1Q25, reflecting the increase in prices and volumes, driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Pork demonstrated consistency and strength in its results in the quarter. In addition to having efficient assets, the improvement in commercial dynamics, solid operational execution and the expansion of the value-added portfolio boosted profitability.





[1]The difference in JBS USA Pork's EBITDA in IFRS and USGAAP, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 from 1Q19 and different accounting criteria. In IFRS, biological assets are marked to market and inventories are carried at average cost, while in USGAAP, biological assets are held at average cost and inventories are carried at average cost. Volume and price calculations do not consider the impact of acquisitions.

13

PILGRIM’S PRIDE CORPORATION ¹The difference in EBITDA between PPC's IFRS and USGAAP results, in addition to the exchange rate, is due to the impacts of the adoption of IFRS 16 as of 1Q19 and different criteria for accounting for the amortization of parent birds: in IFRS, the amortization of the asset biological, due to its longer term nature, is considered an expense subject to adjustment in EBITDA, while in USGAAP the amortization of biological assets is recorded in BUSINESS UNITS Considering the results in IFRS and Reais, PPC reported net revenue of R $ 26 billion in 1 Q 25 , an increase of 21 % compared to the same period of the previous year, and adjusted EBITDA of R $ 3 . 9 billion, with an EBITDA margin of 14 . 8% . These results include the impact of the 18 % depreciation of the average exchange rate, which went from R $ 4 . 95 in 1 Q 24 to R $ 5 . 84 in 1 Q 25 . In USGAAP and US $ , PPC’s net revenue in 1 Q 25 was US $ 4 . 5 billion, 2 % higher than 1 Q 24 , and adjusted EBITDA was US $ 533 . 2 million, with an 11 . 9 % margin . In 1 Q 25 , Pilgrim’s delivered a solid performance, reflecting the consistent execution of its strategy and the resilience of the diversified portfolio in all regions where it operates . The Company maintained robust margins, driven by operational gains and the continued strengthening of strategic partnerships with key customers, even in the face of a volatile scenario . In the United States, Pilgrim’s benefited from strong demand for chicken given its competitive price and convenience compared to other proteins . Strategic partnerships with key customers, expansion and diversification of the product portfolio, and operational excellence were key to driving results . In addition, the prepared food category expanded its market presence, with increased distribution in the retail and foodservice channels, mainly through the Just Bare brand . In Mexico, the improvement in profitability is the result of improved market dynamics, growth in partnerships with key customers, and expansion of the offering of value - added products in the retail and foodservice channels . Additionally, considering the potential of the Mexican market, the Company continues to invest in capacity expansion and operational efficiencies . Europe continued to report improvements in its profitability as a result of : (i) optimization of the product mix ; (ii) greater offering of branded products ; (iii) expansion of the innovation pipeline ; and (iv) expansion of partnerships with key customers . the Cost of Product Sold and is not adjusted in EBITDA. 14 LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR R$ YoY % NR R$ QoQ % NR R$ % NR R$ IFRS - R$ Million 100.0% 100,757.5 20.7% 100.0% 21,585.6 2.1% 100.0% 25,521.9 100.0% 26,064.2 Net Revenue - 81% (81,743.2) 15.8% - 86% (18,534.0) 2.4% - 82% (20,947.4) - 82% (21,454.9) Cost of Goods Sold 19% 19,014.3 51.0% 14% 3,051.6 0.8% 18% 4,574.5 18% 4,609.3 Gross Profit 15.9% 16,008.2 55.6% 11.5% 2,479.7 2.5% 14.7% 3,763.2 14.8% 3,858.7 Adjusted EBITDA LTM 1Q25 ∆ % 1Q24 ∆ % 4Q24 1Q25 % NR US$ YoY % NR US$ QoQ % NR US$ % NR US$ USGAAP¹ - US$ Million 100.0% 17,979.4 2.3% 100.0% 4,361.9 2.1% 100.0% 4,372.1 100.0% 4,463.0 Net Revenue - 86% (15,495.6) - 1.8% - 91% (3,978.0) 2.3% - 87% (3,818.8) - 88% (3,908.1) Cost of Goods Sold 14% 2,483.7 44.5% 383.9 9% 0.3% 13% 553.3 12% 554.9 Gross Profit 10.8% 1,940.5 59.6% 6.2% 268.5 3.6% 9.5% 413.9 9.6% 428.7 Adjusted EBIT 13.2% 2,375.3 43.4% 8.5% 371.9 1.4% 12.0% 525.7 11.9% 533.2 Adjusted EBITDA

BUSINESS UNITS 1Q25

Consolidated (IFRS - R$)


Net Revenue (billion)
89.1
100.6
110.5
116.7
114.1
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
7.2%
9.8%
10.8%
9.2%
7.8%
6,429
9,882
11,940
10,789
8,929
1Q24 2Q24 3Q24 4Q24 1Q25

Seara (IFRS - R$)


Net Revenue (billion)
10.3
11.6
12.2
13.3
12.6
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
11.6%
17.4%
21.0%
19.8%
19.8%
1,192
2,019
2,558
2,627
2,488
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Brasil (IFRS - R$)


Net Revenue (billion)
14.2
15.5
18.1
20.3
18.5
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
4.5%
7.6%
11.6%
6.6%
4.1%
643
1,181
2,094
1,350
766
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Beef North America (USGAAP - US$)


Net Revenue (billion)
5.6
6.0
6.3
6.4
6.4
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
0.2%
0.3%
0.6%
1.3%
-1.8%
11
16
37
82
-113
1Q24 2Q24 3Q24 4Q24 1Q25

JBS Australia (USGAAP - US$)


Net Revenue (billion)
1.4
1.7
1.8
1.8
1.6
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
9.1%
12.2%
8.1%
5.9%
10.4%
132
202
144
104
169
1Q24 2Q24 3Q24 4Q24 1Q25

JBS USA Pork (USGAAP - US$)


Net Revenue (billion)
1.9
2.2
2.0
2.0
2.0
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
8.1%
12.6%
10.3%
9.6%
11.1%
156
273
210
192
223
1Q24 2Q24 3Q24 4Q24 1Q25

Pilgrim's Pride (USGAAP - US$)


Net Revenue (billion)
4.4
4.6
4.6
4.4
4.5
1Q24 2Q24 3Q24 4Q24 1Q25
EBITDA (million) and % EBITDA
8.5%
14.4%
14.4%
12.0%
11.9%
372
656
660
526
533
1Q24 2Q24 3Q24 4Q24 1Q25

15

BUSINESS UNITS 1Q25

GRAPHIC 1 | JBS EXPORTS IN 1Q25 AND 1Q24


Greater China[1]
23.1%
Others
19.3%
Mexico
7.9%
Japan
8.1%
South Korea
8.4%
Africa & Middle East
14.0%
USA
19.2%
US$
4.9 Billion

Note 1. Considers China and Hong Kong


1Q25
+8.6%
1Q24
Greater China[1]
22.2%
Others
23.4%
Africa & Middle East
16.7%
Mexico
6.5%
Japan
8.1%
South Korea
9.0%
USA
14.1%
US$
4.5 Billion

TABLE 1 | CAPEX

	1Q25		4Q24		Δ%	1Q24		Δ%	LTM 1Q25	
R$ Million	**R$**	**% CAPEX**	**R$**	**% CAPEX**	**QoQ**	**R$**	**% CAPEX**	**YoY**	**R$**	**% CAPEX**
Total Capex	**1,546.8**	***100.0%***	**3,095.1**	***100.0%***	**-50.0%**	**1,407.3**	***100.0%***	**9.9%**	**8,224.1**	***100.0%***
Expansion	460.3	30%	739.4	24%	-37.7%	634.2	45%	-27.4%	2,571.3	31%
Maintenance	1,086.5	70%	2,355.7	76%	-53.9%	773.1	55%	40.5%	5,652.8	69%

TABLE 2 | COGS BREAKDOWN

1Q25 (%)	Consolidated	JBS Brazil	Seara	JBS Beef North America	JBS Australia	JBS USA Pork	PPC
Raw material (livestock)	75.8%	89.0%	67.3%	90.2%	74.3%	68.6%	48.9%
Processing (including ingredients and packaging)	12.8%	6.4%	20.1%	4.2%	8.0%	15.1%	29.8%
Labor Cost	11.4%	4.6%	12.6%	5.7%	17.7%	16.4%	21.3%

16

FINANCIAL STATEMENTS BALANCE SHEET Consolidated In million of Brazilian Reais - R$ 12/31/24 03/31/25 Current Assets 34,762 27,712 Cash and cash equivalents 846 1,993 Margin cash 23,132 20,104 Trade accounts receivable 31,061 33,231 Inventories 9,959 9,536 Biological assets 3,949 4,117 Recoverable taxes 523 950 Derivative assets 1,789 2,142 Other current assets 106,018 99,785 TOTAL CURRENT ASSETS 12/31/24 03/31/25 Non - Current Assets 8,746 9,547 Recoverable taxes 3,209 3,154 Biological assets 479 489 Related party receivables 4,032 2,880 Deferred income taxes 1,664 1,569 Other non - current assets 18,131 17,639 237 229 Investments in equity - accounted investees 72,951 69,902 Property, plant and equipment 9,888 9,145 Right of use asset 11,166 10,482 Intangible assets 33,545 32,300 Goodwill 145,918 139,697 TOTAL NON - CURRENT ASSETS 251,936 239,482 TOTAL ASSETS 17

FINANCIAL STATEMENTS BALANCE SHEET Consolidated In million of Brazilian Reais - R$ 12/31/24 03/31/25 Current Liabilities 33,844 27,700 Trade accounts payable 4,512 5,857 Supply chain finance 12,906 4,565 Loans and financing 1,443 1,085 Income taxes 704 745 Other taxes payable 8,891 7,025 Payroll and social charges 2,079 1,995 Lease liabilities 2,221 5,955 Dividends payable 1,739 1,290 Provisions for legal proceedings 1,028 1,632 Derivative liabilities 2,818 3,631 Other current liabilities 72,184 61,480 TOTAL CURRENT LIABILITIES 12/31/24 03/31/25 Non - Current Liabilities 106,771 109,851 Loans and financing 2,518 2,342 Income and other taxes payable 2,184 2,071 Payroll and social charges 8,659 8,030 Lease liabilities 6,782 6,101 Deferred income taxes 1,342 1,333 Provision for legal proceedings 620 576 Derivative liabilities 505 292 Other non - current liabilities 129,382 130,595 TOTAL NON - CURRENT LIABILITIES 12/31/24 03/31/25 Equity 23,576 23,576 Share capital - common shares (747) (714) Capital reserve 25 23 Other reserves 18,347 13,911 Profit reserves 3,580 3,586 Accumulated other comprehensive income - 2,926 Retained Earnings 44,781 43,308 Attributable to company shareholders 5,590 4,099 Attributable to non - controlling interest 50,370 47,408 TOTAL EQUITY 251,936 239,482 TOTAL LIABILITIES AND EQUITY 18

INCOME STATEMENT Statements of income for the three month period ended March 31, 2023 and 2024 FINANCIAL STATEMENTS Consolidated In million of Brazilian Reais - R$ 1Q24 1Q25 89,147 114,127 NET REVENUE (77,466) (98,788) Cost of sales 11,681 15,340 GROSS PROFIT (5,474) (6,941) Selling expenses (2,620) (3,252) General and administrative expenses (111) (163) Other expenses 105 177 Other income (8,100) (10,179) NET OPERATING EXPENSES 3,581 5,160 OPERATING PROFIT 833 1,377 Finance income (2,561) (2,497) Finance expense (1,727) (1,120) NET FINANCE EXPENSE (32) 16 Share of profit of equity - accounted investees, net of tax 1,821 4,057 PROFIT BEFORE TAXES (19) (1,314) Current income taxes 5 509 Deferred income taxes (14) (805) TOTAL INCOME TAXES 1,807 3,252 NET INCOME ATTRIBUTABLE TO: 1,646 2,924 Company shareholders 161 328 Non - controlling interest 1,807 3,252 0.74 1.32 Basic and diluted earnings (loss) per share - common shares (R$) 19

Consolidated In million of Brazilian Reais - R$ 1Q24 1Q25 Cash flow 1,807 3,252 Net Income (loss) Adjustments for: 2,697 3,131 Depreciation and amortization 23 75 Expected Credit Losses 32 (16) Share of profit of equity - accounted investees (26) (63) Gain on sales of assets 14 805 Tax expense 1,727 1,120 Net finance expense 24 41 Share - based compensation 71 82 Provisions for legal proceedings - 3 Impairment of goodwill and property, plant and equipment (44) 100 Net realizable value inventory adjustments (574) 54 Fair value adjustment of biological assets 23 465 DOJ (Department of Justice) and antitrust agreements - 33 Asset Impairment 5,773 9,082 Changes in assets and liabilities: 232 1,385 Trade accounts receivable (1,092) (3,746) Inventories (327) 246 Recoverable taxes (335) (1,686) Other current and non - current assets (313) (1,118) Biological assets (3,129) (3,199) Trade accounts payable and supply chain finance (63) (41) Taxes paid in installments (485) (400) Other current and non - current liabilities (139) (1,370) Income taxes paid (0) (817) DOJ and Antitrust agreements payment (5,652) (10,746) Changes in operating assets and liabilities 122 (1,665) Cash provided by operating activitiess (1,622) (1,821) Interest paid 334 244 Interest received (1,166) (3,241) Net cash flows provided by operating activities Cash flow from investing activities (1,407) (1,547) Purchases of property, plant and equipment (12) (16) Purchases and disposals of intangible assets 59 128 Proceeds from sale of property, plant and equipment (7) - Acquisitions, net of cash acquired 15 11 Dividends received 1 - Related party transactions (1,351) (1,423) Cash provided used in investing activities Cash flows from financing activities 349 12,748 Proceeds from loans and financing (3,312) (10,232) Payments of loans and financing (524) (574) Payments of leasing contracts (37) (52) Derivative instruments received (settled) - (2,218) Dividends paid (4) (5) Dividends paid to non - controlling interest 65 130 Margin cash (3,463) (204) Cash provided (used in) by financing activities 335 (2,181) Effect of exchange rate changes on cash and cash equivalents (5,645) (7,050) Net change in cash and cash equivalents 22,122 34,762 Cash and cash equivalents at the beggining of period 16,477 27,712 Cash and cash equivalents at the end of period CASH FLOW STATEMENT FINANCIAL STATEMENTS 20

DISCLAIMER We make statements about future events that are subject to risks and uncertainties . Such statements are based on the beliefs and assumptions of our Management and information to which the Company currently has access . Statements about future events include information about our current intentions, beliefs or expectations, as well as those of the members of the Company's Board of Directors and Officers . Disclaimers with respect to forward - looking statements and information also include information on possible or presumed operating results, as well as statements that are preceded, followed or that include the words "believe,“ "may," "will," "continue," “expects,“ "predicts," "intends," "plans," "estimates," or similar expressions . Forward - looking statements and information are not guarantees of performance . They involve risks, uncertainties and assumptions because they refer to future events, depending, therefore, on circumstances that may or may not occur . Future results and shareholder value creation may differ materially from those expressed or implied by the forward - looking statements . Many of the factors that will determine these results and values are beyond our ability to control or predict . 21